UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Achaogen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004449104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004449104		13 G

1	Names of Reporting Persons. Versant Affiliates Fund II-A, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 23,118 (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 23,118 (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,118 (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Versant Affiliates Fund II-A, L.P., a Delaware limited partnership (“VAF II-A”), Versant Side Fund II, L.P., a Delaware limited partnership (“VSF II”), Versant Venture Capital II, L.P., a Delaware limited partnership (“VVC II”) and Versant Ventures II, LLC, a Delaware limited liability company (“VV II”) (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)         This percentage is calculated based upon 27,451,400 shares of Common Stock outstanding as of November 2, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 7, 2016.

CUSIP NO. 004449104		13 G

1	Names of Reporting Persons. Versant Side Fund II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,139 (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 11,139 (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,139 (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Versant Affiliates Fund II-A, L.P., a Delaware limited partnership (“VAF II-A”), Versant Side Fund II, L.P., a Delaware limited partnership (“VSF II”), Versant Venture Capital II, L.P., a Delaware limited partnership (“VVC II”) and Versant Ventures II, LLC, a Delaware limited liability company (“VV II”) (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)         This percentage is calculated based upon 27,451,400 shares of Common Stock outstanding as of November 2, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 7, 2016.

CUSIP NO. 004449104		13 G

1	Names of Reporting Persons. Versant Venture Capital II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,246,895 (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 1,246,895 (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,895 (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.5% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by Versant Affiliates Fund II-A, L.P., a Delaware limited partnership (“VAF II-A”), Versant Side Fund II, L.P., a Delaware limited partnership (“VSF II”), Versant Venture Capital II, L.P., a Delaware limited partnership (“VVC II”) and Versant Ventures II, LLC, a Delaware limited liability company (“VV II”) (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)       This percentage is calculated based upon 27,451,400 shares of Common Stock outstanding as of November 2, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 7, 2016.

CUSIP NO. 004449104		13 G

1	Names of Reporting Persons Versant Ventures II, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,281,152 (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,281,152 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,281,152 (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.7% (3)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by Versant Affiliates Fund II-A, L.P., a Delaware limited partnership (“VAF II-A”), Versant Side Fund II, L.P., a Delaware limited partnership (“VSF II”), Versant Venture Capital II, L.P., a Delaware limited partnership (“VVC II”) and Versant Ventures II, LLC, a Delaware limited liability company (“VV II”) (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes: (i) 23,118 shares held by VAF II-A; (ii) 11,139 shares held by VSF II; and (iii) 1,246,895 shares held by VVC II. VV II serves as the sole general partner of VAF II-A, VSF II and VVC II and owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

(3)       This percentage is calculated based upon 27,451,400 shares of Common Stock outstanding as of November 2, 2016 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on November 7, 2016.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Achaogen, Inc. (the “Issuer”).

Item 1
(a)	Name of Issuer: Achaogen, Inc.
Address of Issuer’s Principal Executive Offices: 7000 Shoreline Court, Suite 371 South San Francisco, CA 94080

Item 2
(a)	Name of Person(s) Filing: Versant Affiliates Fund II-A, L.P. (“VAF II-A”) Versant Side Fund II, L.P. (“VSF II”) Versant Venture Capital II, L.P. (“VVC II”) Versant Ventures II, LLC (“VV II”)
(b)	Address of Principal Business Office: c/o Versant Venture Management, LLC One Sansome Street, Suite 3630 San Francisco, CA 94104
(b)	Citizenship:
	Entities:	VAF II-A	-	Delaware
		VSF II	-	Delaware
		VVC II	-	Delaware
		VV II	-	Delaware
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 004449104

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
VAF II-A	23,118	23,118	0	23,118	0	23,118	0.1%
VSF II	11,139	11,139	0	11,139	0	11,139	0.1%
VVC II	1,246,895	1,246,895	0	1,246,895	0	1,246,895	4.5%
VV II	0	0	1,281,152	0	1,281,152	1,281,152	4.7%

(1) VV II serves as the sole general partner of VAF II-A, VSF II and VVC II and owns no securities of the Issuer directly.

(2) This percentage is calculated based upon 27,451,400 shares of Common Stock outstanding as of November 2, 2016.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
See Items 2(a) and 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Versant Affiliates Fund II-A, L.P.

By:	Versant Ventures II, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Side Fund II, L.P.

By:	Versant Ventures II, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Venture Capital II, L.P.

By:	Versant Ventures II, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Ventures II, LLC

By:	/s/ Robin L. Praeger
Authorized Representative

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Achaogen, Inc. is filed on behalf of each of us.

Dated: February 14, 2017

Versant Affiliates Fund II-A, L.P.

By:	Versant Ventures II, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Side Fund II, L.P.

By:	Versant Ventures II, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Venture Capital II, L.P.

By:	Versant Ventures II, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Ventures II, LLC

By:	/s/ Robin L. Praeger
Authorized Representative